UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 11, 2019

(Date of earliest event reported)

SOLAR INTEGRATED ROOFING CORP.

(Exact name of issuer as specified in its charter)

Nevada	20-8999059
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

12411 Poway Road

Poway, CA 92064

(Full mailing address of principal executive offices)

(732) 354-4766

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1.   Fundamental Changes.

 Solar Acquisitions I, Inc. (“Solar Acquisitions”), a Nevada corporation and wholly-owned subsidiary of Solar Integrated Roofing Corp. (the “Company”), entered into that certain asset purchase agreement (the “APA”), by and among the Company, Solar Acquisitions, as buyer (the “Buyer”), Mckay Roofing Company, Inc., a California corporation, as seller (“Seller” or “Mckay”), and Mckay’s shareholders (collectively, the “Shareholders”, and together with the Company and Buyer, the “Parties”), pursuant to which Buyer has acquired from Seller certain assets. The closing of the APA occurred on September 11, 2019 (the “Closing”)

In consideration for the Acquired Assets (as defined in the APA) Solar Acquisitions will pay Seller a purchase price (the “Purchase Price”) of $1,950,000, due and payable as follows: (i) $200,000 payable in cash as follows: (a) $20,000 paid on the Closing; (b) $80,000 payable on the seventh calendar day following the Closing; and (c) $100,000 payable on the fourteenth calendar day following the Closing; and (ii) pursuant to notes issued in connection with the Closing, $100,000 due and payable on the first day of each month, for a period of seventeen months (for a total of $1,750,000), with the first such monthly payment due on October 1, 2019.

On September 10, 2019, in connection with the APA, the Company and Buyer issued to Seller two promissory notes in the total sum of $1,750,000 (the “Notes”). The first note (“Note 1”) is in the amount of $900,000 and be paid in monthly payments of $100,000 per month, beginning October 1, 2019. The second note (“Note 2”) shall be in the amount of $850,000 and be paid in monthly payments of $100,000 per month, with the exception of the last payment which will be in the amount of $150,000.00, beginning July 1, 2020. The Notes shall accrue no interest, and there shall be no penalty for the prepayment of the Notes. A late payment fee of five percent (5%) shall be imposed on any payment under the Notes, received more than five (5) days after its due date.

On September 10, 2019, in connection with the APA, the Parties entered into that certain security agreement (the “Security Agreement”), pursuant to which the Notes shall be secured against the Acquired Assets.

The foregoing descriptions of the APA, Notes, and Security Agreement do not purport to be complete and are subject to and qualified in their entirety by reference to such instruments, which are filed as exhibits to this Current Report on Form 1-U and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

6.1	Asset Purchase Agreement, dated August 23, 2019, by and among Solar Integrated Roofing Corp., Solar Acquisitions I, Inc., Mckay Roofing Company, Inc., Tod Mckay, Brad Mckay and Scott Mckay*

6.2	$900,000 secured promissory note, issued to Mckay Roofing Company, Inc. on September 10, 2019, by Solar Integrated Roofing Corp. and Solar Acquisitions I, Inc.*

6.3	$850,000 secured promissory note, issued to Mckay Roofing Company, Inc. on September 10, 2019, by Solar Integrated Roofing Corp. and Solar Acquisitions I, Inc.*

6.4	Security Agreement, dated September 10, 2019, by and among Solar Integrated Roofing Corp., Solar Acquisitions I, Inc., Mckay Roofing Company, Inc., Tod Mckay, Brad Mckay and Scott Mckay*

* filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLAR INTEGRATED ROOFING CORP.

Date: October 3, 2019	/s/ David Massey
Name: David Massey
Title: Chief Executive Officer

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